Exhibit 99.1

2018-02-19

PRESS RELEASE

Oasmia Pharmaceutical’s Docecal program achieves significant development milestone

Oasmia Pharmaceutical AB announces that all patients have been treated in the two ongoing studies with Docecal in metastatic breast cancer.

Uppsala, Sweden, February 19, 2018 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, have since 2016 been conducting a, pharmacokinetic cross-over clinical phase I study and a randomized clinical study in the indication metastatic breast cancer. Both studies compare Docecal and Taxotere®. The treatment of 228 patients at 17 clinical sites in five countries has now been finalized. The work to compile the results is ongoing. Docecal is a nanoparticular and water-soluble formulation of docetaxel combined with Oasmia’s proprietary XR17 technology. Docecal is solvent free and does not require pre-medication.

Breast cancer is a serious disease and one of the most common causes of death among women in the western world. Metastatic breast cancer is an increasingly common disease however, novel diagnostics and treatment methods have resulted in increased quality of life and survival among the affected women. The world market for metastatic breast cancer is valued at several billions of USD. The total market for oncological treatments exceeds 100 billion USD.

Positive results from the study program will be sufficient to apply for sales- and marketing approval in Russia, which is one of the world’s fastest growing oncology markets. Oasmia plans to submit for approval during the second half of 2018. The company intends to initiate discussions regarding possible registration of Docecal based on the current program with EMA for the EU and with the FDA for the USA.

“We are very pleased that all patients now already are treated in these studies. It is an important milestone for Oasmia’s clinical and commercial development program and Docecal is the third product in our portfolio which is approaching commercialization. Our expectation is that Docecal will show an attractive safety profile and increased use also in combination with new pharmaceuticals which can enable improved quality of life and treatment effect”, says Dr Jarl Ulf Jungnelius, M.D., senior medical advisor at Oasmia.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Docecal

Docecal is a novel nanoparticle formulation of docetaxel in combination with Oasmia’s patented technology XR17. Docetaxel is one of the most widely used anti-cancer substances which includes the best selling cytostatic product through all times, Taxotere®, marketed by Sanofi. Main indications are breast-, head and neck-, stomach, prostate- and non-small cell lung cancer.

About metastatic breast cancer

Metastatic breast cancer is a form of cancer which has progressed and spread beyond the breast to other organs in the body. The cancer is diagnosed and treated as breast cancer even if it has spread to other parts of the body. Metastatic breast cancer can return months or even years after a person has completed treatment for early stage or locally advanced breast cancer. Even if metastatic breast cancer cannot be cured, the size of tumors can be decreased and the growth inhibited by using chemotherapy. Breast cancer is the form of cancer which causes most deaths among women between the age of 20 and 59 years.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on February 19, 2017.